Exhibit 1

Company Contact:	IR Agency Contact:
C.O.O. & C.F.O.	The Global Consulting Group	4 HaHoresh Street, P.O. Box 14 Yehud, 56470 Israel Tel: +972-3-5394000 Fax: +972-3-5394040
Mike Lilo 972 (3) 539-4000 mikel@audiocodes.com	Erik Knettel (646) 284-9415 eknettel@hfgcg.com

AudioCodes Reports Second Quarter 2003 Results

AudioCodes Achieves Seventh Consecutive Quarter of Revenue Growth

Quarterly Revenues Rise 24% Sequentially and 57% Year Over Year

Yehud, Israel – July 21, 2003 – AudioCodes Ltd. (NASDAQ: AUDC), a leading provider of Voice over Packet technologies, today announced financial results for the second quarter ended June 30, 2003.

Revenues for the second quarter ended June 30, 2003 were $10.5 million compared to $8.4 million for the quarter ended March 31, 2003 and $6.7 million for the quarter ended June 30, 2002.  Second quarter revenues increased 24% sequentially and 57% compared to the second quarter of 2002. Net loss for the second quarter of 2003 was $2.2 million, or $(0.06) per share, compared to a net loss of $3.7 million, or $(0.09) per share, for the corresponding period last year.

Revenues for the six months ended June 30, 2003 were $18.9 million compared to $12.4 million for the first six months of 2002. Net loss for the six months ended June 30, 2003 was $4.7 million, or $(0.13) per share, compared to net loss of $7.7 million, or $(0.20) per share, for the first six months of 2002.

Cash, cash equivalents and short-term deposits as of June 30, 2003 were $103.4 million compared to $108.3 million as of March 31, 2003 and $120.8 million as of June 30, 2002.

"We are pleased to report our seventh consecutive quarter of revenue growth and reduction in net loss," said Shabtai Adlersberg, President, Chairman and CEO of AudioCodes. "This quarter we experienced strong sequential growth in revenue from both our technology business line and from increased system product sales.  In the second quarter of 2003, our systems sales accounted for more than 20% of our total revenues. This is a direct result of rising market acceptance of our systems products, our continued investment in research and development of complete Voice over Packet Media Gateways and the contribution from our acquisition last quarter of the Universal Audio Server (UAS) product group from Nortel Networks. Following on the UAS acquisition, we have successfully completed the integration of the former Nortel Networks UAS research and development team into the AudioCodes’ family. Additionally, we enjoyed this quarter new design wins of our CPE media gateway products with leading VoIP solution vendors in the Enterprise space. Despite a backdrop of challenging global economic conditions, AudioCodes continued to make excellent progress on its primary goal of further market penetration of our portfolio of VoIP media processing technology and products, driving high margin revenue stream and reducing our quarterly net loss.”

Appointment of Joseph Tenne as Director

On June 10, 2003, the Board of Directors appointed Mr. Joseph Tenne to fill a vacancy on the Board of Directors. Mr. Tenne is a Certified Public Accountant in Israel and a partner at Kesselman and Kesselman, Certified Public Accountants in Israel.  He has been a member of PricewaterhouseCoopers International Limited since 1978, and a partner since January 1997. Mr. Tenne received a B.A. in Accounting and Economics and M.B.A from Tel-Aviv University.

Conference Call & Webcast Information

AudioCodes will conduct a conference call on July 22, 2003 to discuss the second quarter results, which will be simultaneously web cast at 9:00 A.M. Eastern Daylight Time. Investors are invited to listen to the call live via web cast at the AudioCodes corporate web site at http://www.audiocodes.com.

About AudioCodes

Founded in 1993, AudioCodes Ltd. (NASDAQ: AUDC) enables the new voice infrastructure by providing innovative, reliable and cost-effective Voice over Packet technology, products and Media Gateway system solutions to network equipment providers and systems integrators.

AudioCodes provides its customers and partners with a diverse range of Voice over Packet media gateway and media processing technologies, leading the transition to converged voice and data communications networks. The company is a market leader in voice compression technology and the key originator of the ITU G.723.1 standard for the emerging Voice over Packet market. AudioCodes' product lines include media gateway system solutions for packet networks in the wireline, wireless, broadband access, media server and CTI markets. AudioCodes’ technology products include VoIP and CTI communication boards, VoIP media gateway processors and modules and CPE devices. Its customers include the leading telecom and datacom network equipment providers globally. AudioCodes' international headquarters and R&D facilities are located in Israel, with U.S. headquarters in San Jose, California. For more information on AudioCodes, visit www.audiocodes.com or call +1 (408) 577-4088.

Statements concerning AudioCodes' business outlook or future economic performance; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements'' as that term is defined under U.S. Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: the effect of global economic conditions in general and conditions in AudioCodes' industry and target markets in particular; shifts in supply and demand; market acceptance of new products and continuing products' demand; the impact of competitive products and pricing on AudioCodes' and its customers' products and markets; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; and other factors detailed in AudioCodes' filings with the Securities and Exchange Commission. AudioCodes assumes no obligation to update the information in this release.

* Nortel Networks is a trademark of Nortel Networks.

AudioCodes, AC, AudioCoded, NetCoder, TrunkPack, VoicePacketizer, MediaPack, Stretto, Mediant and IPmedia are trademarks or registered trademarks of AudioCodes Limited.  All other products or trademarks are property of their respective owners.

Summary financial data follows

AUDIOCODES LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30,	December 31,
	2003	2002
ASSETS	(Unaudited)

CURRENT ASSETS
Cash, cash equivalents and short-term deposits	$ 103,384	$ 110,873
Trade receivables	6,134	4,443
Other receivables and prepaid expenses	2,531	1,959
Inventories	4,721	4,677

Total current assets	116,770	121,952

SEVERANCE PAY FUND	3,125	2,496

FIXED ASSETS, NET	5,243	5,067

OTHER ASSETS	5,493	-

INVESTMENTS	689	599

Total assets	$131,320	$ 130,114

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Trade payables	$ 4,439	$ 2,402
Other payables and accrued expenses	13,978	11,180

Total current liabilities	18,417	13,582

ACCRUED SEVERANCE PAY	3,609	2,848

Total shareholders' equity	109,294	113,684

Total liabilities and shareholders' equity	$ 131,320	$ 130,114

AUDIOCODES LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except per share data

	Six months ended		Three months ended
	June 30,		June 30,
	2003	2002	2003	2002
	(Unaudited)		(Unaudited)

Revenues	$ 18,884	$ 12,376	$ 10,456	$ 6,650

Cost of revenues	8,552	6,177	4,817	3,133

Gross profit	10,332	6,199	5,639	3,517
Operating expenses
Research and development	7,164	6,452	3,757	3,230
Sales and marketing	7,026	7,282	3,548	3,694
General and administrative	1,559	1,716	758	868

Total operating expenses	15,749	15,450	8,063	7,792

Operating income (loss)	(5,417)	(9,251)	(2,424)	(4,275)
Other expenses	220	-	220	-
Financial income, net	907	1,574	455	602

Income before income taxes (loss)	(4,730)	(7,677)	(2,189)	(3,673)
Income taxes		--		--

Net income (loss)	$ (4,730)	$ (7,677)	$ (2,189)	$ (3,673)

Basic and diluted earnings (loss) per share	$ (0.13)	$ (0.20)	$ (0.06)	$ (0.09)
Number of shares used in computing basic and diluted earnings per share (in thousands)	37,370	38,997	37,398	38,964